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                             March 19, 2024

       Kwai Hoi Ma
       Chief Executive Office
       Real Messenger Corp
       695 Town Center Drive, Suite 1200
       Costa Mesa, CA 92626

                                                        Re: Real Messenger Corp
                                                            Amendment No. 6 to
Registration Statement on Form F-4
                                                            Filed March 8, 2024
                                                            File No. 333-273102

       Dear Kwai Hoi Ma:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 14, 2023 letter.

       Amendment No. 6 to Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 137

   1. Please revise to remove the bullet point indicating that the unaudited pro forma combined balance sheet was
prepared using Real Messenger's March 31, 2023 audited balance sheet as the only balance
sheet used here was Real Messenger's September 30, 2023 balance sheet.
   2. You state on page 137 that the unaudited pro forma statement of operations for the year ended March 31, 2023
was prepared using Nova's audited statement of operations for the year ended December 31,
2022 and the unaudited statements of operations for the nine months ended September
30, 2023 and 2022. However, in footnote (C) on page 142 you
                                                        state that Nova's
information is derived from the audited statement of operations for the year ended December 31,
2022 and the unaudited statements of operations for the six
                                                        months ended June 30,
2022 and 2021. Please explain this apparent inconsistency and
 Kwai Hoi Ma
Real Messenger Corp
March 19, 2024
Page 2
      revise as necessary. Also, tell us how you determined the amounts included in the Nova column for the pro forma statement of operations for the year ended March 31, 2023 and the guidance you applied.
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 145

3. Please revise to include an adjustment to your March 31, 2023 pro forma condensed combined statement of operations to reflect the $248,000 of additional compensation expense that will be recorded upon the closing of this business combination. Adjustments should also be made to the pro forma weighted average shares outstanding and pro forma net loss per share to reflect the additional shares that will vest upon closing if such shares are not already reflected in historical weighted average shares outstanding.
Real Messenger Holdings Limited Unaudited Condensed Consolidated Statements of Cash
Flows, page F-42

4. You disclose here that borrowings from related parties for the six months ended
      September 30, 2023 were $2,830,242. Please reconcile this to the $2,479,224 of borrowings from related parties as disclosed in Note 8. Also, tell us whether the $339,962 payment of operating expenses and the $11,055 purchase of property and equipment on behalf of the company as disclosed on page F-54 represent amounts that you are required to repay. If not, revise to reflect such amounts as non-cash transactions in the statement of cash flows.
Real Messenger Holdings Limited Notes to Unaudited Condensed Consolidated Financial
Statements
Note 12. Subsequent Events, page F-56

5. Please revise to disclose the date through which subsequent events were evaluated, and whether such date was the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.
       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Matthew Derby at 202-551-3334 with any other questions.



                                                             Sincerely,
FirstName LastNameKwai Hoi Ma
                                                             Division of
Corporation Finance
Comapany NameReal Messenger Corp
                                                             Office of
Technology
March 19, 2024 Page 2
cc:       Lawrence Venick
FirstName LastName